Mail Stop 3-9										June
2,
2005

John Farley
President, Chief Executive Officer and Director
AVVAA World Health Care Products, Inc.
PO BOX 335
3018 Schaeffer Road
Falklan, British Columbia
Canada V0E 1W0

Re:	AVVAA World Health Care Products, Inc.
	Registration Statement on Form SB-2
      Filed May 5, 2005
	File Number 333-124667

 Dear Mr. Farley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please provide the name of the form on the cover of the registration statement. Please note that EDGAR indicates that the filing is intended to be an SB-2. If this is incorrect, please notify us immediately.


2. Please advise us as to whether the warrants that are being issued
pursuant to conversion of the notes. In the convertible note attached as Exhibit 10.2, we could not locate any provisions indicating that the note can be converted into warrants. However, there is language in the registration statement that is confusing on this point. For example, in Liquidity and Capital Resources on p. 15, you reference the issuance of warrants together with the description of the note issuance. Furthermore, on page F-18, you state that "upon conversion of the note, the company will issue four series of share purchase warrants...."

Please clarify your language on this point throughout the registration statement so that investors understand clearly the relationship between the purchase of the warrants and the convertible note issuance, if any.
3. In addition, if the warrants are issued pursuant to the note issuance, then we do not believe you can register the resale of the common stock underlying the warrants, as there has not yet been an original issuance. We note that in that case, the note must be converted before the warrants are obtained and then the warrants must be exercised before receipt of common stock. Since you cannot resell common stock that has not been issued, the stock underlying the warrants may not be registered for resale in this registration statement.
4. On the signature page, please include a signature for your chief accounting officer or controller.
5. Please provide us with an analysis explaining why the company did not file an 8-K when it entered into the purchase or material agreements for the note financing. See Item 8.01 of Form 8-K.
6. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
7. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

Form SB-2
Summary
8. Please provide a summary that conforms to the requirements of Item
503 of Regulation SB. The information should discuss what the company does, the company`s plans for the future and the company`s status as a development stage company.

Risk Factors, p. 8
General
9. When disclosing a risk factor, you should customize it with specific reasons why you may be exposed to a particular risk so as to make the disclosure more meaningful. As one example only, the disclosure in "Since our products are subject to a license agreement...," you should expand and customize the risk factor to disclose whether there are any facts or circumstances that would lead to the termination or failure to renew the license, rather than generically referring to the possible failure to renew.

Please review all of your risk factors to ensure that your
disclosure
is customized for the Company and is as specific as possible. In your response letter, please identify all places where revisions are
made in response to this comment.
10. Please consider adding risk factors relating to the following:
?	Risks associated with product defects, intellectual property rights or other matters that could lead to litigation;
?	Competition in the market place;
?	Market acceptance of your new products;
?Your going concern accounting opinion;
?	Risks associated with introduction of any new products, if
any,
including with respect to FDA approval;
?	Risks associated with the integration in corporate
combinations,
such as the transactions with Mystic, Band or any other company;
?	Risks associated with the termination of the Seaside
Investment
agreement;
?	Risks associated with the NASD inquiry;
? Risks associated with being a penny stock; and
?	Any other material risks facing the company.

"We lack an operating history...," p. 8
11.  Please disclose your accumulated losses as of December 31,
2004
and March 31, 2005.

"We intend to commence legal proceedings...," p.8
12. Rather than your reference to "severe damage," please explain the specific nature of the risks to investors posed by this risk factor.

"The termination of government approval...," p. 8
13. Please disclose any specific facts or circumstances that could lead to the problems described in this risk factor.


"Our recent financing....," p. 9
14. Please disclose the dollar amount of the liquidated damages you will face if you are not effective by July 5.

"Our business depends on a limited number of key personnel...," p.
10

15. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if either Mr. Farley or Mr. Austin has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

"If we fail to adequately manage our growth...," p. 10
16. Please disclose the number of new employees that the Company plans to hire to fulfill its strategy for the next 12 months.
17. In addition, please expand this discussion to disclose specifically any other facets of growth that may pose challenges for the company.

"No dividends...," p. 10
18. Please disclose how the information in this risk factor represents a risk to investors.

"Selling shareholders may impact our stock value...," p. 10
19. Please disclose any specific facts or circumstances that could lead to the problems described in this risk factor.

Use of proceeds, p. 11
20. Please eliminate the Use of Proceeds section. Although you have delineated proceeds assuming the maximum exercise of warrants, there is no guarantee that the warrants will be exercised or that you will receive these proceeds. Furthermore, any proceeds you do receive will not be received as a result of the sale of the common stock being registered.

Determination of offering price, p. 11
21. Please delete this section from the registration statement. The determination of offering price section is intended to disclose the manner in which prices to the market have been determined. As such, your discussion of warrants and their prices is not appropriate. Furthermore, as we have noted above, you may not be permitted to include the stock underlying the warrants in this registration statement.


MD&A, p. 13
General
22. We note your references to licensing agreements in the Business section. If you have a reasonable expectation that you will receive or be required to make a significant payment that would be material, including any royalty or milestone payments, you should describe the event and the amount of the payment you expect to make or receive in
Management`s Discussion and Analysis.
23. Please tell us whether you have any off-balance sheet arrangements, as defined by Item 303(c)(2) of Regulation S-B. If so, please provide the disclosures in Item 303(c)(1).

Overview, p. 13
24. Currently, your MD&A Overview discusses your incorporation and your products. In a recent release called "Commission Statement about Management`s Discussion and Analysis of Financial Condition and
Results of Operations," the staff stated that "the development of MD&A disclosure should begin with management`s identification and evaluation of what information, including the potential effects of known trends, commitments, events, and uncertainties, is important to providing investors and others an accurate understanding of the company`s current and prospective financial position and operating results." Release Nos. 33-8056; 34-45321; FR-61.
Accordingly, the MD&A overview should include disclosure on the key points that are covered in greater detail in the MD& A section, with emphasis on the key trend and analytical points as well as on the "potential effects of known trends, commitments, events and uncertainties..." We may have further comments on your revisions.
25. Please explain your reference to February 29, 2005.

Results of Operations for Nine Months ended February 28, 2005
("2005") Compared ..., page 14

26. When more than one reason is responsible for a material change in financial statement amounts, please quantify each of the factors causing the change, as required by Financial Reporting Codification
Section 501.04. For example, where you disclose that your net loss increased in 2005 as compared with 2004, please specifically describe and quantify the costs related to: (a) implementing the business plan, (b) fundraising activities, and (c) efforts to manage the manufacturing, distribution, marketing and sale of product.
Please
do this for all material changes disclosed both "Results of Operations" sections.


Liquidity and Capital Resources, pages 15 and 16
27. Please revise your discussion, for all periods presented, to address all material sources of funds, such as advances from related parties, and the cash provided by and used in your operations, including the effect of changes in accounts payable and accrued expenses. Please refer to Section IV.B. of Financial Reporting Release 72.

Critical Accounting Policies and Estimates, page 16

28. Please note that Section V. of Financial Reporting Release 72 says that these disclosures should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. As discussed in that Release, please:

a. Disclose the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements.

b. Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.

c. Specifically address why your accounting estimates or assumptions bear the risk of change.

d. Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

e. Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Business-Our Company, p.18
29. Please explain what you mean by the phrase "FDA compliant" the first time you use the phrase. If FDA compliant means that the products may be sold in the US without further approvals, state this fact explicitly. If further approvals are required, state this fact and consider including a risk factor explaining this fact.

Material Agreements, p. 22
License Agreements
30. Please describe the material terms of each of the licensing agreements, including:
* Total amounts paid to date;
* Existence of royalty provisions;
* Aggregate amount of potential payments;
* Expiration date;
* Termination provisions; and
* Any other material terms.

If such agreements have not been filed as agreements, please file them or provide a supplemental analysis supporting your determination that each agreement is not required to be filed.

Employees, p. 23
31. Please cross reference your description of the agreements in "Management."

Principal Stockholders, p. 29
32. Please identify the natural person(s) with dispositive, voting or investment control of the shares to be sold by Seaside Investments.
33. We note that you have not included any selling stockholders in the table of beneficial owners. As you may be aware, a selling stockholder may have beneficial ownership over a security if it has the power to obtain the security within 60 days. Please see Rule 13d-
3 for further explanation regarding the concept of beneficial ownership.

Selling Stockholders, p. 30
34. As noted in the prior comment, you have indicated that the selling stockholders do not beneficially own any of the shares to be sold. You should also revise this section in accordance with the prior comment.
35. We call to your attention the requirements of Item 507 (selling shareholders). We note that certain broker dealers listed as selling shareholders in the Selling Securityholder Table may have obtained the shares other than as compensation for services. In that event, such selling shareholders are deemed underwriters under the Securities Act of 1933. In that case, please revise your registration statement to state that those parties are underwriters in the section titled "Plan of Distribution" and in such other places that would be appropriate.
36. In addition, please consider whether any affiliates of broker-dealers identified as Selling Shareholders: (i) purchased in the ordinary course of business and (ii) at the time of the purchase, the
Selling Shareholder had no agreements or understanding to distribute securities. If the answer to either of these two questions is no, then you should also state that these parties are underwriters in the
Plan of Distribution and other places that would be appropriate.
37. In addition, for each entity that is listed as a selling shareholder, please identify the natural person(s) with dispositive, voting or investment control of the entity and the shares to be sold.


Certain Relationships and Related Transactions, p. 32
38. Please expand on your discussion in this section and provide specific detail regarding the related party advances and transactions. You should explain precisely what you mean by "common control," the individual directors/officers that have made advances, the amount of each person`s advance, whether there is any documentation supporting these advances. Please also provide all material terms for the related party transactions.
39. Please file any agreements with related parties as exhibits to the registration statement.

Description of securities, p. 33
40. As the convertible note is a security, you should include a description of the note, including all material terms, in this section.

Financial Statements, p. 34
41. Please explain your reference to adding financial statements.

Unaudited Financial Statements at February 28, 2005

(p)  Stock-based Compensation, page F-9

42. Please tell us why the amount of stock-based compensation expense determined under the fair value method is the same as was reported for three of the four periods presented here. In addition, please tell us why using 40% as the expected volatility was appropriate. Finally, please provide this and the other disclosures required by SFAS 123 in your annual financial statements or tell us why the disclosures are not applicable.

(e) Stock Purchase Agreement, page F-16

43. Please update your disclosure with current information about the agreement with Seaside.

Audited Financial Statements at May 31, 2004

Consolidated Statement of Cash Flows, page F-4

44. Please disclose the advances to and advances from related parties on a gross basis, on separate lines. In this regard, please refer to paragraphs 11 through 13 of SFAS 95. In addition, if advances to related parties were material during any period presented, please tell us why it is appropriate to classify them as financing activities.

Consolidated Statement of Stockholder`s Deficit, page F-5

45. Please tell us whether any of the transactions disclosed in this statement relate to the activities of either Anmore or Sierra. If so, please tell us which transactions and why this is appropriate, in light of the reverse accounting acquisitions of those two entities.
In addition, please tell us why it was appropriate to eliminate AVVAA`s shareholders` deficit. Furthermore, please tell us why the shares issued to the shareholders of MYOSP appears to have resulted in a net charge to equity. In your response, please elaborate on the nature of the transactions and the authoritative literature supporting your accounting.

46. Please tell us why including "Common stock to be issued" in stockholders` deficit was appropriate and where the offset for these amounts are in your financial statements.

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies, page F-7

47. Please disclose how you account for and value equity instruments
(both shares and options) issued to non-employees and disclose the assumptions underlying the valuation of the options. Also, please clarify why you recognize no stock-based compensation expense for shares yet to be cancelled, such as in the instance disclosed on page
F-12 of your interim financial statements. In addition, please clarify how you account for the options granted to outside consultants and the financing consultant, both of which were disclosed on page F-14 of both your annual and interim financials statements, and to the investment relations company, that was disclosed on page F-11 of your annual financial statements.. If you have not expensed the value of the options granted to the financing consultant, please clarify how the financing is probable. Furthermore, considering that your shares appear to have been publicly trading since July 2002, please address why, according to page F-12 of your annual financial statements, you valued shares issued as non-cash consideration based on the value of the services provided to you.

6.	Related Party Advances and Transactions, page F-10

48. We note that your advances from directors and/or officers are non-interest bearing and, on page 23, noted that the corporate office is located at the home of an officer who does not charge you rent. In this regard, please disclose whether you have recognized any interest or rental expense. If so, please disclose where and in what amounts it was recognized. If not, please tell us why this is appropriate, in light of SEC Staff Topic 1(B).



Part II
Item 26.  Recent sales of unregistered securities
49. Please provide a description of the note issuance.

Item 27.  Exhibits
50. We note the following language in the legal opinion, "No opinion is expressed herein as to any laws other than the State of New Jersey of the United States. This opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws." As you may be aware, since the company is a Nevada company, the opinion must opine on Nevada law. Assuming you are qualified to render an opinion under Nevada law, please revise the first sentence to refer to Nevada rather than New Jersey law.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Ibolya Ignat at 202-551-3656 or Oscar Young at
202-551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Richard Anslow
   	Anslow & Jacklin LLP
   	195 Route 9 South
   	Suite 204
   	Manalapan, New Jersey 07726


??

??

??

??